UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66073 / December 30, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14656

In the Matter of **Brendan Technologies, Inc.,** **CenterStaging Corp.,** **PGMI, Inc.,** **Thermal Energy Storage, Inc., and** **Trinity3 Corporation,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO THERMAL ENERGY STORAGE, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Thermal Energy Storage, Inc. ("THES" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 9, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Thermal Energy Storage, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   THES (CIK No. 313277) is a delinquent Colorado corporation located in La Jolla, California with a class of securities registered with the Commission under Exchange Act Section 12. On August 26, 1999, THES consented to the entry of a order that it cease and desist from committing or causing any violations, and committing or causing any future violations of Exchange Act Sections 17(a)(3) and 17A(d)(1) and Rule 17Ad-18 thereunder. *Bassett Furniture Industries, Inc. and Thermal Energy Storage, Inc.*, Admin Proc. File No. 3-9988 (Aug. 26, 1999). As of December 7, 2011, the common stock of THES (symbol THES) was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

     2.   THES has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2005.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                    Elizabeth M. Murphy
                                    Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.